                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*


                             GIBSON GREETINGS, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                          COMMON STOCK, $.01 PAR VALUE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    374827103
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                                Richard J. Lampen
                   Executive Vice President & General Counsel
                             New Valley Corporation
                       100 S.E. Second Street, 32nd Floor
                                 Miami, FL 33131
                                 (305) 579-8000
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                  July 20, 1999
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d.1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13D-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this Form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the act but shall be subject to all other provisions of the act (however, see the Notes).

CUSIP NO. 374827103                    13D      PAGE 2 OF 10 PAGES
          ---------                                  -------------

  (1)     NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          NEW VALLEY CORPORATION
          ---------------------------------------------------------------------

  (2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a)   [ ]
                                                                    (b)   [X]

          ---------------------------------------------------------------------

  (3)     SEC USE ONLY


          ---------------------------------------------------------------------

  (4)     SOURCE OF FUNDS*

          WC,OO
          ---------------------------------------------------------------------

  (5)     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS                    [   ]
          IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)


          ---------------------------------------------------------------------

  (6)     CITIZENSHIP OR PLACE OF ORGANIZATION

          DELAWARE
          ---------------------------------------------------------------------

                       (7)     SOLE VOTING POWER
  NUMBER OF                    993,200
   SHARES              --------------------------------------------------------
 BENEFICIALLY          (8)     SHARED VOTING POWER
  OWNED BY                     -0-
    EACH               --------------------------------------------------------
  REPORTING            (9)     SOLE DISPOSITIVE POWER
 PERSON WITH                   993,200
                       --------------------------------------------------------
                       (10)    SHARED DISPOSITIVE POWER
                               -0-
                       --------------------------------------------------------

 (11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          993,200
          ---------------------------------------------------------------------

 (12)     CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES*                                                         [   ]


          ---------------------------------------------------------------------

 (13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          6.27%
          ---------------------------------------------------------------------

 (14)     TYPE OF REPORTING PERSON*

          CO
          ---------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 374827103                    13D      PAGE 3 OF 10 PAGES
          ---------                                  -------------

  (1)     NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          NEW VALLEY HOLDINGS, INC.
          ---------------------------------------------------------------------

  (2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a)   [ ]
                                                                    (b)   [X]

          ---------------------------------------------------------------------

  (3)     SEC USE ONLY


          ---------------------------------------------------------------------

  (4)     SOURCE OF FUNDS*

          N/A
          ---------------------------------------------------------------------

  (5)     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS                    [   ]
          IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)


          ---------------------------------------------------------------------

  (6)     CITIZENSHIP OR PLACE OF ORGANIZATION

          DELAWARE
          ---------------------------------------------------------------------

                       (7)     SOLE VOTING POWER
  NUMBER OF                    -0-
   SHARES              --------------------------------------------------------
 BENEFICIALLY          (8)     SHARED VOTING POWER
  OWNED BY                     -0-
    EACH               --------------------------------------------------------
  REPORTING            (9)     SOLE DISPOSITIVE POWER
 PERSON WITH                   -0-
                       --------------------------------------------------------
                       (10)    SHARED DISPOSITIVE POWER
                               -0-
                       --------------------------------------------------------

 (11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          -0-
          ---------------------------------------------------------------------

 (12)     CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES*                                                         [X]


          ---------------------------------------------------------------------

 (13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          0%
          ---------------------------------------------------------------------

 (14)     TYPE OF REPORTING PERSON*

          CO;HC
          ---------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 374827103                    13D      PAGE 4 OF 10 PAGES
          ---------                                  -------------

  (1)     NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          BGLS INC.
          ---------------------------------------------------------------------

  (2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a)   [ ]
                                                                    (b)   [X]

          ---------------------------------------------------------------------

  (3)     SEC USE ONLY


          ---------------------------------------------------------------------

  (4)     SOURCE OF FUNDS*

          N/A
          ---------------------------------------------------------------------

  (5)     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS                    [   ]
          IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)


          ---------------------------------------------------------------------

  (6)     CITIZENSHIP OR PLACE OF ORGANIZATION

          DELAWARE
          ---------------------------------------------------------------------

                       (7)     SOLE VOTING POWER
  NUMBER OF                    -0-
   SHARES              --------------------------------------------------------
 BENEFICIALLY          (8)     SHARED VOTING POWER
  OWNED BY                     -0-
    EACH               --------------------------------------------------------
  REPORTING            (9)     SOLE DISPOSITIVE POWER
 PERSON WITH                   -0-
                       --------------------------------------------------------
                       (10)    SHARED DISPOSITIVE POWER
                               -0-
                       --------------------------------------------------------

 (11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          -0-
          ---------------------------------------------------------------------

 (12)     CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES*                                                         [X]


          ---------------------------------------------------------------------

 (13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          0%
          ---------------------------------------------------------------------

 (14)     TYPE OF REPORTING PERSON*

          CO;HC
          ---------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 374827103                    13D      PAGE 5 OF 10 PAGES
          ---------                                  -------------

  (1)     NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          BROOKE GROUP LTD.
          ---------------------------------------------------------------------

  (2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a)   [ ]
                                                                    (b)   [X]

          ---------------------------------------------------------------------

  (3)     SEC USE ONLY


          ---------------------------------------------------------------------

  (4)     SOURCE OF FUNDS*

          N/A
          ---------------------------------------------------------------------

  (5)     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS                    [   ]
          IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)


          ---------------------------------------------------------------------

  (6)     CITIZENSHIP OR PLACE OF ORGANIZATION

          UNITED STATES
          ---------------------------------------------------------------------

                       (7)     SOLE VOTING POWER
  NUMBER OF                    -0-
   SHARES              --------------------------------------------------------
 BENEFICIALLY          (8)     SHARED VOTING POWER
  OWNED BY                     -0-
    EACH               --------------------------------------------------------
  REPORTING            (9)     SOLE DISPOSITIVE POWER
 PERSON WITH                   -0-
                       --------------------------------------------------------
                       (10)    SHARED DISPOSITIVE POWER
                               -0-
                       --------------------------------------------------------

 (11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          -0-
          ---------------------------------------------------------------------

 (12)     CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES*                                                         [X]


          ---------------------------------------------------------------------

 (13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          0%
          ---------------------------------------------------------------------

 (14)     TYPE OF REPORTING PERSON*

          CO;HC
          ---------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 374827103                    13D      PAGE 6 OF 10 PAGES
          ---------                                  -------------

  (1)     NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          BENNETT S. LEBOW
          ---------------------------------------------------------------------

  (2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a)   [ ]
                                                                    (b)   [X]

          ---------------------------------------------------------------------

  (3)     SEC USE ONLY


          ---------------------------------------------------------------------

  (4)     SOURCE OF FUNDS*

          N/A
          ---------------------------------------------------------------------

  (5)     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS                    [   ]
          IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)


          ---------------------------------------------------------------------

  (6)     CITIZENSHIP OR PLACE OF ORGANIZATION

          DELAWARE
          ---------------------------------------------------------------------

                       (7)     SOLE VOTING POWER
  NUMBER OF                    -0-
   SHARES              --------------------------------------------------------
 BENEFICIALLY          (8)     SHARED VOTING POWER
  OWNED BY                     -0-
    EACH               --------------------------------------------------------
  REPORTING            (9)     SOLE DISPOSITIVE POWER
 PERSON WITH                   -0-
                       --------------------------------------------------------
                       (10)    SHARED DISPOSITIVE POWER
                               -0-
                       --------------------------------------------------------

 (11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          -0-
          ---------------------------------------------------------------------

 (12)     CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES*                                                         [X]


          ---------------------------------------------------------------------

 (13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          0%
          ---------------------------------------------------------------------

 (14)     TYPE OF REPORTING PERSON*

          IN
          ---------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!

         This Schedule 13D filed with the Securities and Exchange Commission on May 10, 1999 (the "Schedule 13D") on behalf of New Valley Corporation ("New Valley"), New Valley Holdings, Inc., BGLS Inc., Brooke Group Ltd. and Bennett S. LeBow, in connection with the common stock, $.01 par value ("Common Stock"), of Gibson Greetings Inc., a Delaware corporation (the "Company"), is hereby amended as follows (unless otherwise defined, all capitalized terms used herein shall have the meanings set forth in the Schedule 13D):

ITEM 2.  IDENTITY AND BACKGROUND.

         The second sentence of the second paragraph in Item 2 of the Schedule 13D is hereby deleted and replaced in its entirety by the following:

         "The Reporting Persons collectively may be deemed to be a group beneficially owning, in the aggregate, 993,200 shares of Common Stock (the "Securities") or approximately 6.27% of the outstanding shares of the Common Stock within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the "Act")."

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         The first sentence of Item 3 of the Schedule 13D is hereby deleted and replaced in its entirety by the following:

         "The aggregate purchase price for the Securities acquired by New Valley, including the shares acquired by its wholly-owned subsidiary Alki Corp. ("Alki"), a Delaware corporation, was approximately $6,670,000."

ITEM 4.  PURPOSE OF TRANSACTIONS.

         The third sentence of Item 4 of the Schedule 13D is hereby deleted and replaced in its entirety by the following:

         "The Reporting Persons will monitor developments at the Company on a continuing basis, and intend to communicate with members of management of the Company, with other shareholders or potential shareholders of the Company, concerning matters relating to the Company."

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (1) The first sentence of clause (a) of Item 5 of the Schedule 13D is hereby deleted and replaced in its entirety by the following:

         "As of the date hereof, the Reporting Persons may be deemed to be acting as a group, within the meaning of Section 13(d)(3) of the Act, beneficially owning, in the aggregate, 993,200 shares of Common Stock of the Company, which constituted approximately 6.27% of the 15,831,897 shares of Common Stock outstanding as of May 7, 1999 (as reported in the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 1999)."



                               Page 7 of 10 Pages

         (2) The first sentence of clause (b) of Item 5 of the Schedule 13D is hereby deleted and replaced by in its entirety by the following:

         "With respect to the 993,200 shares of Common Stock acquired by New Valley, New Valley exercises both sole voting power and sole dispositive power."

         (3) Clause (c) of Item 5 of the Schedule 13D is hereby amended to insert the following sentence at the end:

         "On July 20, 1999, New Valley purchased in the open market on NASDAQ 200,000 shares of Common Stock as described in Exhibit B, which is attached hereto and incorporated herein by reference."

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         Exhibit B of Item 7 of the Schedule 13D is hereby deleted and replaced in its entirety by the following:

Exhibit B:        Transactions in the Common Stock in the past 60 days.



                               Page 8 of 10 Pages

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   July 21, 1999

                                     NEW VALLEY CORPORATION


                                     By:  /s/ Richard J. Lampen
                                          -------------------------------------
                                          Name:    Richard J. Lampen
                                          Title:   Executive Vice President



                                     NEW VALLEY HOLDINGS, INC.


                                     By:  /s/ Richard J. Lampen
                                          -------------------------------------
                                          Name:    Richard J. Lampen
                                          Title:   Executive Vice President



                                     BGLS INC.


                                     By:  /s/ Richard J. Lampen
                                          -------------------------------------
                                          Name:    Richard J. Lampen
                                          Title:   Executive Vice President



                                     BROOKE GROUP LTD.


                                     By:  /s/ Richard J. Lampen
                                          -------------------------------------
                                          Name:    Richard J. Lampen
                                          Title:   Executive Vice President



                                     BENNETT S. LEBOW


                                     By:  New Valley Corporation

                                     By:  /s/ Richard J. Lampen
                                          -------------------------------------
                                          Name:    Richard J. Lampen
                                          Title:   Executive Vice President




                               Page 9 of 10 Pages

                                                                       EXHIBIT B


         Transactions in the Common Stock in the past 60 days:

                                   NO. OF SHARES           PRICE PER
  NAME(1)            DATE           PURCHASED               SHARE (2)
  -------            ----          -------------           -----------

New Valley          7/20/99            6,000                $4.7500

                                     131,000                 4.8125

                                      63,000                 4.9375
                                    --------
                                     200,000


------------------------------------------------------------

(1) With respect to New Valley, includes shares purchased by Alki.

(2) Excludes brokerage commissions.




                                 Page 10 of 10 Pages